UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

(Final Amendment)

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Gaiam, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36268Q103

(CUSIP Number of Class of Securities)

Paul C. Tarell, Jr.

Chief Financial Officer

833 West South Boulder Road

Louisville, Colorado 80027

(303) 222-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Thomas R. Stephens, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

May 23, 2016

(Date Tender Offer First Published, Sent, or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,000,000*	$9,365.10

*	Estimated solely for purposes of determining the filing fee. The transaction value is based on the offer to purchase up to an aggregate of 12.0 million (i) shares of Class A Common Stock, par value $0.0001, of the Issuer at a purchase price of $7.75 per share in cash, or (ii) options to purchase shares of Class A Common Stock of the Issuer at a purchase price of $7.75 per share, less any applicable option exercise price, in cash.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, issued August 27, 2015, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,365.10	Filing Party: Gaiam, Inc.
Form or Registration No.: 005-58429	Date Filed: May 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment (this “Final Amendment”) relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 by Gaiam, Inc., a Colorado corporation (the “Company”), and as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on June 17, 2016, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), The Schedule TO relates to the Company’s offer (the “Offer”) to purchase up to an aggregate of 12.0 million (i) shares of its Class A Common Stock, par value $0.0001 (the “Shares”), at a purchase price of $7.75 per share in cash, or (ii) options to purchase shares of its Class A Common Stock (the “Options”) at a purchase price of $7.75 per share, less any applicable option exercise price, in cash. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 5:00 p.m., New York City time, on July 1, 2016.

2.	In accordance with the terms and conditions of the Offer, and based on the final count by Computershare Trust Company, the Depositary for the Offer, 9,636,848 Shares and 842,114 Options were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The Company accepted for purchase 9,636,848 Shares and 842,114 Options properly tendered and not properly withdrawn prior to the expiration of the Offer.

4.	The Company will promptly complete payments of $74,685,572 for the Shares and $1,368,472 for the Options accepted for purchase, on the terms and subject to the conditions of the Offer.

5.	All tendered Shares were retired and all tendered Options were cancelled effective as of the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAIAM, INC.

By:	/s/ PAUL C. TARELL, JR.
Name: PAUL C. TARELL, JR.
Title: CHIEF FINANCIAL OFFICER

Date: July 8, 2016